Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

Canaccord Genuity 41st Annual Growth Conference

Romil Bahl, KORE Wireless President and CEO, Presentation Transcript

August 11, 2021

Mike Walkley: It’s Mike Walkley the I’m the IoT communications and software security analyst for Canaccord Genuity. Really excited to have the management team from KORE Wireless present today. And I’m going to pass it over in a second to Romil Bahl, the President and CEO. I think KORE is a really interesting story for our investor base to pay attention to. It’s one of the leading IoT companies, it’s been around quite a long time has a very strong recurring revenue mix. And we believe some very strong long term growth opportunities. Just since it’s a name that might be new to a lot of you, we thought a presentation would be the best use of time. So Romil, with that, I thank you for presenting our conference. And I’ll turn it over to you.

Romil Bahl: Thanks for having me. I will just rapidly introduce myself and for need, just in the interest of time here. Now I’ve worked together that we first met about 17 years ago, worked together closely over the last dozen or so years, over three different CEO stints for me. The first was a public company. The second was a private equity company headquartered in Detroit that we sort of pivoted towards the connected car space, learned a lot about IoT sold that to a strategic buyer, mid 17. And we’ve now been here at KORE for three and a half years for me a little less than that for a minute. And it’s a private equity on a company that’s going public with a de-SPAC that. We announced q3, hopefully, in September, that will all happen. We had some good movement today from the SEC, so we look to go active on our registration form pretty quickly. Our SPAC partners, our service, obviously a highly credible name, and even more than the credibility of the name the advisors and the suite of executives that they put together really impressed us. Tim Donahue he was a legend in the telco space, you know, a McCaw guy originally, Nextel CEO so that the spread was exactly a Sprint Nextel sort of forgotten more about telco than I’ve learned the last few years. And the list doesn’t stop there, just a phenomenal board of advisors, several of whom will become our board. Directors going forward, Tim, we’ve asked to be Chairman, if Tim were here he would talk about these five reasons or five criteria that CTAC had to pick a company, they talked to over 100 assets. We thought it might be one zoom call. And we said, Alright, this is a SPAC, we’ll actually pay attention to as opposed to others that we had sort of not really engaged with some of the other we were in the final five or six that they did diligence on and then of course, the final company through the pipe process, etc. A couple of highlights of the transaction here. Again, as I say, we are always targeted q3 and despite a little backup at the SEC, we’re delighted to be more or less on track. An important fact is that not $1 is coming off, you know from an investor owner shareholder perspective, every dollar that we are raising from this back and from the pipe, which we upsized because we were oversubscribed about two times is going to basically take our leverage from effectively if I count their preferred equity tranche that acts like that today, but nine and a half terms of debt down to about 1.7 pro forma so tremendous financial flexibility for us. m&a, you know public current currency, we’ve proven our strategy. We think this will give us the accelerators we need.

Equally, the visibility of going public, the fact that we have great public company characteristics, high recurring revenue 91% In fact, recurring revenue last year, and a lot of us have public company experience which is why going public was a was the was the targeted strategic alternative that we were contemplating anyway. And then like I say servers called so I will, with that, sort of skip ahead, what I think are the highlights of our story. And then we’ll come back and do a page or two or three on each of these points and try to get through in time for questions if at all possible. as Mike said, we’re a pure play IoT company probably the best kept secret in the world of Internet of Things. Our mantra our vision for what we now call KORE three dot 0 is to help our customers deploy, manage and scale their IoT applications their end to end IoT applications. So we are an enabler. When you make a bet on us, it’s a diversified bet we’re not trying to be the next best fleet managers or the next best remote patient monitoring company. we’re enabling all of those. So we have a fantastic platform for growth with over 3600 enterprise customers today. Over 12 million devices, as you can see, and are really one of a kind competitive position. So if what we do Help you deploy manage scale, your IoT applications, how we do it is with connectivity solutions and analytics. And an exciting transformation underway. There we were 100% conductivity revenue three years ago, we ended last year a little bit less than three quarters in, in IoT connectivity. And now to solutions now, 26% of our revenue mix is changing fast, because all these revenue levers of IoT solutions add up faster. Most of you are probably well aware, there’s a massive opportunity in IoT, right, aided by things like ECM and 5g and edge compute and AI IoT. We’re going from roughly 12 billion connected IoT devices at the end of last year 2020, to roughly 75 billion IoT devices, just to put things in perspective. consumer devices, laptops, smartphones, and the like, we’re about 10 billion devices at the Electronic Frontier that’ll only grow with 16. So it’s dwarfed in terms of the next decade, you know, of growth coming in IoT.

It turns out, we’ve learned a lot over the last decade, we sort of stumbled around the first half of the decade, a lot of people had come out 2010 years ago and said, we’ll be at 20 billion connected devices, 25 billion connected devices by 2020. That obviously didn’t happen, we were 12. Largely that didn’t happen because of the complexities because we as an industry didn’t do a great job to make it easy to adopt IoT. And so our strategy, deploy manage scale, is fundamentally focused at that problem at simplifying those complexities and making it easy to adopt IoT. And it’s something that really has resonated well with the customers over the last two, two and a half years that we’ve been transforming. By the way, a five year journey is not done yet on the transformation front. And we can talk about that some more as well. Some very differentiating competitive moat building, IP and technology and, and other factors. We’ll talk about that. I’ve already mentioned the recurring revenue, the 91%. The financials are attractive or 60% gross margin business, that’s adjusted a little bit as we got through our PCAOB audit. But a 30% EBIT down margin are close. And actually growing with operating leverage, as you’ll see in the five year model chart, very good free cash flow generating business, because with the profitability capex is low, we have the luxury of building a business on top of some heavily intensive capex intensive businesses, by carriers like satellite providers who spend billions on spectrum and towers on satellites on birds. But we’re able to, you know, work with them, and be the single sort of global independent connectivity provider, that’s our bread and butter business. And finally, that diversified bet, you know, really, as IoT takes off, we think there’s an upside case closer to a billion dollars. That’s not what we’re asking to be underwritten to, because that also has some inorganic activity in it, what we’re putting out as our forecast, if you will, our base case is about 414 million in 2025. And we’re off to the races in terms of showing showcasing a few pages under each of those points. So under that point, number one, I’ve talked about several of these characteristics already. So as you roll your eyes over, these bullets are pointed just one or two, the 190 plus countries means we can connect to pretty much anywhere in the world, the KORE asset, the singular asset that we’re building our business around, much like when Twilio started, it started with that text asset. And by the way, with two factor authentication, and all these use cases of SMS, they’ve really catapulted as you’re all aware, we are starting with an IoT connectivity asset with 44, deep sort of back end integrations into major MMOs. around the world. If you know the name of the MMO it’s likely a partner of ours. deep integration is an API into their OSS BSS stacks, gives us the power to provision Sims and get usage data real time, pretty much just about the same power as a Vodafone or an AT&T again, without all of those capex investments. And we’re very excited about the 3600 customers as a platform in itself for our growth, less than 200 of those bought multiple services from us. So they are connectivity only customers today. Some are of course, very small as long tail. You have to get to about 500 customers before you get to 80% revenue, no concentration of business. But as we cross sell these newer connectivity, you know, the solutions and analytics services that we’ve grown to go with connectivity. We think we actually don’t think we have to add many customers to certainly to have the base case that we’re providing. Okay, a little bit more on exactly. Actually what we do so that CaaS business the IoT connectivity as a service business is our bread and butter. We’ve been doing that some 18 years going on 19 years, founded back in 2002, in Canada, with Rogers as our key carrier. Very quickly thereafter, we became the front end kind of channel, if you will, to M to M or machine to machine for AT&T. Remember, M2M was the forerunner to IoT, the term Internet of Things didn’t start really being used until the latter part of that decade.

And that business, again, is those 44 back end MMO integrations but it’s also several satellite providers. If you want unlicensed cellular, Laura’s where we’ve made our bed, we can integrate that into the same platform. And it is the quintessential aggregation, sort of multi multi multi model, right. So multiple devices were agnostic, we don’t manufacture multiple locations, multiple geographies, multiple carriers, multiple protocols embarrass, right. And that proposition is a industry leading proposition. Some of you might think, Well, why isn’t Vodafone a competitor or AT&T, a competitor, Verizon a competitor? Well, you know, there could be, but very rarely do we end up competing because I mean, Verizon’s network really ends around the United States. And so they’re much more partner than they are a competitor. You insert a sim into a device, you put it out into the field on behalf of a customer, it throws off revenue for the lifetime of the device. Why? Why if Vodafone said I’ll do it for 20 cents cheaper? Why would the customer not shift to that the cost of changing out a sim can be as much as 150 or $200. For the truck rolled, as we call it in the industry, to send the individual our crew out, make that change happen, there is no business case, to save 1020 cents a month for you to go. So you know go spend a couple of 100 bucks. So tremendous longevity in the business that 91% recurring revenue is because of that singular fact. So usage based pricing. Again, very Twilio, like if you want to think of that as somebody we want to be like, and, you know, multi year contracts. But much more importantly, all the SIMS that are activated over that period of contract are gonna throw off revenue for the next seven to 10 years. Once you get that flywheel going of sales, as we did with shipping 5 million SIMS, give or take last year, excited about what that’s doing to the future. We’ve added a series of connectivity enablement services, our new platform lends itself well to enable others connectivity, aspirations. And then of course, all of the IoT management services around devices. And other SAS tools like our security process platform, which has won several awards Innovation Awards, location based services is so germane, it goes into every use case these days. We provide that as a SaaS platform, API, everything, a developer sort of persona front end, again, that will be just, you know, absolutely world classes that gets rolled out later this year and next year, and excited about things like private networking, etc, that are coming. Okay. So, I’ve already talked a little bit about our differentiators. As you can see on this page, the use cases on the right, we deliberately put these on here to say just about anything that’s connected is in our scope, potentially, right? This isn’t like, you shouldn’t think of IoT as some big fancy thing. Anything from simple smart meters and smart city, you know, led systems, to fleets of trucks, to remote patient monitoring, that’s a connected blood sugar monitor their continuous glucose monitor there, that’s depicted all of these use cases across these exciting sectors are in our scope. I’ve talked a lot about the differentiators on the left, I’ll just say that of the $50 million. We’ve invested these last two and a half years in our transformation, over 30 of that’s gone into technology. So we have the luxury of a very modern, open, scalable modular design for IoT KORE one platform, as we call it, from which our services and SAS tools are served. And in the solutions area, not only do we have the differentiator of being the one stop shop doing all of that, right? We actually have the HIPAA certifications and the FDA regs and the ISO 9001. But not more than 9001 134 and five, without which you can’t touch a medical device in this country. So you add all that up. And we think we have a great sort of, you know, growth Foundation, and looking forward to this next decade and frankly beyond. So this next decade, we’ll see the market go from shorter $400 billion last year to 7 trillion as fast as the 19% kegger is from here to 25. The 50% kegger from 25 to 30 should catch your attention that is powered by 5g. I’m not one of these guys that’s going to jump up and down here and hype 5g today. But 5g for IoT will mature over the next couple three years. It will lead to an order of magnitude more use cases than just like when 4g happened, right, there was Airbnb and Uber and all these things popping up sort of an order of magnitude more innovation around 5g, and that will really power this growth that manifests itself into those 75 billion connected IoT devices by 2030. And if you look at how those will connect, short range will continue to be an important part short range protocols, but not near as much as they have been these past 10 years, these past 10 years have been proof of concepts and pilots and what is IoT mean, for me, the always on technologies, cellular satellite, etc, are far more popular as we launched robust solutions as we launched globally, etc. So you can see how that mix is changing significantly over the next 10 years. And 2g, 3g, but 4g 5g and how those start to grow. And this notion of LP wha going into massive IoT is going to be huge. So if you take those same services I just depicted for us and sort of array those across the 75 billion devices are newer services, the IoT managed services and analytic services really are applicable to all 75 million devices, right? our cars, our bread and butter conductivity as a service business, our newer conductivity enablement business are more applicable really where customers are paying for usage paying per megabyte of usage. So those are depicted up at the top on the long range. And really the three deterministic factors that will drive all of this is all of the excitement about ECM. Many of you have heard of ECM Apple’s been pushing ECM, the notion that a consumer should own the sim not be locked into any one carrier, we’re pushing it. In the world of IoT, we shipped about 5 million Sims last year, I said almost a million were by far the leader industry standards driving all of that, again, low power wide area and the massive IoT volumes will be huge for us. And of course, 5g. So that’s the market. And by the way, the market keeps going right, by 2035. Most estimates have somewhere between 13 and 15 trillion. And all of these exciting use cases in these sectors, 5g will just keep going through 2035. In fact, 4g will keep going into the 2030s as a network of networks approach emerges rather than this painful traumatic migration of 2g and 3g to 4g that’s been going on. But let me skip ahead into really the meat of the value proposition that is driving what we call KORE three dot 0, this era that we’re in now, right.

I’ve mentioned the complexities in IoT I’ve mentioned that we as an industry, right, the operator might build a great network, the device guy might build a great device, but they’re leaving it to the customer to make all the pieces work. And if you go geographically, to seven countries, 15 countries, 50 countries, you now need two to three carriers per country, you may need up to 100 or 150, carrier contracts and partnerships, just to make sure you can connect into these countries, when you send your products there. It can get very complex very, very quickly. So the challenges and interoperability and compatibility that you see in one of those challenges, compliance and regulations, especially in certain industries, health comes to mind, security, 75 billion devices is great. But that’s 75 billion ways to get into get into your networks, which is why security pro was such a high priority for us. Lack of solution deployment, inability to do much with data, we’ve all heard horror stories of our customers, you know, data lakes, overflowing, not doing much with it, etc. And then in the middle is the important point, there was a study done by a consulting firm in 2016. That said, to launch one end to end IoT solution. On average, it takes an enterprise 18 partners, right, eight team partners. And so we’ve gone to work to say no, we’re going to be a one stop shop, right? We want our customers to start with one, start with core, seven steps. And by the way, this is a simple depiction of really a more complicated seven by seven framework. That is a great framework to discuss with customers where they are, what they’ve sorted, what they haven’t done, and we can obviously sell much of that. Let me make that real with this customer case study, which is in the cardiac rhythm monitoring space. It’s pacemakers. It’s like Bluetooth ble. That’s getting those patterns off to the monitor that typically sits by the bedside because you’re going to be in bed several hours a day. And then it’s our IoT CaaS that brings that in a secure way to health cloud, and then into the physician portal, HIPAA, you know, data privacy, all of those sorts of things. This customer ships to 57 countries we ship to 57 countries on behalf of this customer. And people when they move tend to take their pacemakers So you’ve got 109 countries that we’re collecting data from so just brings to bear the complexity that we saw just on conductivity alone, the right side of the page, they grew to about a million subscribers. By the end of last year, there were over a million this year. And that was about an 8 million little over $8 million worth of business for us last year, over the last 11 years, we’ve been working with these guys. And it’s an $8 million book of business that’s launched. On the left side of this page is the solution stuff, all of the managed services we do for them to bring their device and configure it stage and get it locked down with MDM and ship it out. That’s actually much more, it adds up much faster. And that’s roughly 23 million plus last year. And this was our largest customer. So hopefully, bringing to bear some of the One Stop Shop type features that I’ve talked about. I won’t spend a lot of time on tech, I don’t have the time to do it justice. Suffice it to say that we took the seven big issues of IoT dealing with massive amounts of data streaming, streaming all the time, right, it takes particular technologies to do it. The old monolithic architectures and platforms, even five and seven years ago, can’t keep up, we were able to, we have the luxury of investing into this picking technologies that were optimized to solve each of these major challenges of IoT. And we’ve built an ECM stack and a hyper KORE cloud based KORE network stack. And customers can either just use our services trade off, or indeed can integrate with API’s into their systems, which we love, because it’s getting stickier all the time you’re building on us. I’m going to skip this page entirely. Suffice it to say that everything in orange on there is KORE IP, and is a big part of those differentiators that I talked about earlier.

Let me talk a little bit about some financials, right. So I said 414 and 2025, it comes with really good revenue visibility is the good news. I’ve never run a business where on an average, three years out of that 90% revenue visibility, it’s it’s, it’s a great luxury. This is our base case, again, the upside case gets to a billion, the base case gets to 414 in revenue, you can see the EBITDA margin getting over 30%, as we get some operating leverage as we reduce our investments ahead of revenue, in many of our IoT solutions areas and pre configured solutions areas, you can see capex is very low. So very good free cash flow, even at this base case, $350 million, a cumulative free cash flow to put to work for m&a or other things. If we hit the upside case, it’ll be obviously even more available in that great momentum in the business. Total contract value was up last year, our sim growth I mean, just speaks for itself. I mean, yes, it was a bit of an anomaly of a quarter of q4 last year, but to be growing 48%. I mean, it just tells you the momentum in the business, the strategy in the business is kicking in. And here then is that upside case, right, which is the last page, I’m going to talk to them and see if there’s any questions. You know, if you took what I’ve talked about the base case, you have the organic volume growth and the cross sell opportunity, you add to that some new customers and products and pre configured solutions. So my edge analytics stuff that we’re building out, we think organically, we can get closer to 700. And then you add two or 300 million to m&a. And that’s our upside case. And that’s how we think about life while under promising. So with that, I’m going to leave this valuation benchmarking slide up here, Mike and see if there’s any questions that have come through or that you’d like to ask.

Mike Walkley: Yeah, sure. Thanks for um, I know, we’re running short on time. But, you know, cores presented our conference several times over the last decade. And, you know, congratulations to all the new builds and to become CEO. I guess, just maybe a question to wrap it up as you as you look at the growth drivers in the IoT solution area. What are what are some of the areas that you’re most excited about in terms of driving that strong growth in the business?

Romil Bahl: Yeah, so here’s what I’d say to that Mike. Right. Connected health emerged as our largest industry sector last year, absolutely exploded. The 18 months of the pandemic have been 18 years of adoption and acceleration and innovation. In health. We were a fleet telematics company. That’s what IoT was. IoT is first use case was fleet and then connected car. So it was our largest industry and suddenly now it’s not right. It’s our second largest the next three that are coming that we are focused on with the most exciting use cases in their industrial IoT, the whole industry for Dotto, getting that rolling, asset monitoring, everything’s going to be monitored remotely. Every product people are manufacturing putting out there sort of wants to be connected now. And then sort of our bread and butter communication service provider customers. So those three sectors have 2530 35% keggers themselves as they start to adopt IoT just like health has done and fleet has done. And so that’s where we’re singularly focusing our investments as.

Mike Walkley: That’s great as a Our investor base knows I cover a wide range of IoT companies. And it’s, it’s great to see one that’s already scaled up and generating stress, such strong cash flow. So this is one I want to make sure investors got a chance to see. So I really appreciate you presenting our conference. I wish I had more time to ask you questions, because, you know, I’ll pepper you with questions from our prior conversations. But I got to jump to another one. And I know you have to jump to some meetings. But thank you so much for participating and let’s, let’s definitely follow up soon.

Romil Bahl: Thanks again for having us, Mike. Cheers. Thank you.

Important Information and Where to Find It

This communication references the proposed merger transaction announced previously involving CTAC and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This communication, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this communication. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.